      Exhibit 21

		Percentage Owned
	State of Incorporation or	Directly or Indirectly by
Name of Subsidiary	Jurisdiction	Simula, Inc.

Simula, Inc.	Arizona corporation	100%
Simula Aerospace & Defense Group, Inc.	Arizona corporation	100%
Simula Automotive Safety Devices, Inc.	Arizona corporation	100%
Simula Automotive Safety Devices, Ltd.	United Kingdom limited company	100%
Simula Polymer Systems, Inc.	Arizona corporation	100%
International Center for Safety Education	Arizona corporation	100%

		Percentage Owned
Name of Subsidiary	State of Incorporation or	Directly or Indirectly by
(Corporate Shells)	Jurisdiction	Simula, Inc.

Simula Technologies, Inc.	Arizona corporation	100%
Simula Transportation Equipment Corporation	Arizona corporation	100%
CCEC Capital Corp.	Arizona corporation	100%
AI Capital Corp.	Arizona corporation	100%
SAI Capital Corp.	Arizona corporation	100%
Simula Composites Corporation	Delaware corporation	100%